April 1, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (770) 303-8807

Barbara Blackford, Esq.
General Counsel
Superior Essex Inc.
150 Interstate North Parkway
Atlanta, Georgia 30339

      Re: 	Superior Essex Inc.
Form 10-K for the year ended December 31, 2004
      File No. 000-50514


Dear Ms. Blackford:

      This is to advise you that we reviewed only those portions of the above filing that relate to the evaluation of disclosure controls and procedures. No further review of the filing has been or will be made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A.  Controls and Procedures, page 47

1. We note the disclosure that your controls and procedures have been designed to ensure that information "is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." Please clarify in future filings, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2. We note your statement that "[a] system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected."
In future filings, please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Section II.F.4 of Management`s
Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.

      Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matt Franker, Staff Attorney, at (202) 824-
5495
or Chris Edwards, Senior Staff Attorney, at (202) 942-2842 with questions. Alternatively, you may contact me at (202) 942-1950.


Sincerely,




Pamela A. Long
Assistant Director


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Barbara Blackford, Esq.
Superior Essex Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE